NO ACT

10
1-23-13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549





13003532

DIVISION OF
CORPORATION FINANCE

January 24, 2013

Mary Louise Weber
Verizon Communications Inc.
mary.l.weber@verizon.com

Act:	1934
Section:	
Rule:	14a-8
Public Availability:	1-24-13

Re: Verizon Communications Inc.

Dear Ms. Weber:

This is in regard to your letter dated January 23, 2013 concerning the shareholder proposal submitted by the Maryknoll Sisters of St. Dominic, Inc.; Catholic Health East; the Benedictine Sisters of Virginia; the Congregation of Divine Providence, Inc.; and First Affirmative Financial Network, LLC on behalf of Mark Demanes for inclusion in Verizon's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Verizon therefore withdraws its December 28, 2012 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

cc: Catherine Rowan
Maryknoll Sisters of St. Dominic, Inc.
rowan@bestweb.net

Mary Louise Weber
Assistant General Counsel



Verizon Communications Inc.
One Verizon Way, Rm VC54S440
Basking Ridge, New Jersey 07920
Phone 908 559-5636
Fax 908 696-2068
mary.l.weber@verizon.com

January 23, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. Supplement to Letter Dated December 28, 2012 Relating to Shareholder Proposal of The Maryknoll Sisters of St. Dominic, Inc., Catholic Health East, The Benedictine Sisters of Virginia, The Congregation of Divine Providence, Inc., and First Affirmative Financial Network LLC (on behalf of Mark Demanes), as co-filers

Ladies and Gentlemen:

I refer to my letter dated December 28, 2012, pursuant to which Verizon Communications Inc. ("Verizon") requested that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission concur with Verizon's view that the shareholder proposal and supporting statement (the "Proposal") submitted by The Maryknoll Sisters of St. Dominic, Inc., Catholic Health East, The Benedictine Sisters of Virginia, The Congregation of Divine Providence, Inc., and First Affirmative Financial Network LLC (on behalf of Mark Demanes), as co-filers (the "Proponents ") may be properly omitted from the proxy materials to be distributed by Verizon in connection with its 2013 annual meeting of shareholders.

Attached hereto as Exhibit A is a letter dated January 23, 2013, from Catherine Rowan, Corporate Responsibility Coordinator for the Maryknoll Sisters, who was authorized by the Proponents to act on their behalf, stating that the Proponents are withdrawing the Proposal. Accordingly, Verizon hereby withdraws it request for no action relief relating to the Proposal.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
January 23, 2013
Page 2

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,



Mary Louise Weber
Assistant General Counsel

Enclosures
cc: Ms. Catherine Rowan

01/23/2013 09:26 FAX 7188220820

EXHIBIT A



Maryknoll Sisters

Making God's love visible

P.O. Box 311, Maryknoll, NY 10545-0311
Tel: 914-941-7575
www.maryknollsisters.org

January 23, 2013

Mary Louise Weber
Assistant General Counsel
Verizon Corporation
One Verizon Way, Rm VC 54S440
Basking Ridge, NJ 07920

VIA FACSIMILE 908-696-2068

Dear Mary Lou,

This is in regards to the shareholder proposal, "Reducing Health Hazards from Manufacturing and Recycling Lead Batteries". Thank you for the information you and other representatives of Verizon shared with the filers of this proposal in our December 20, 2012 dialogue and for the additional information contained in your letter earlier this month, which I received on January 22, 2013.

Based on this dialogue and the steps that Verizon is willing to take in response to the shareholder proposal, I am authorized by the Maryknoll Sisters of St. Dominic Inc., and by the co-filers The Benedictine Sisters of Virginia, Catholic Health East, the Congregation of Divine Providence and First Affirmative Financial Network to withdraw the proposal.

We look forward to continued dialogue on this important issue.

Sincerely,

Cathy

Catherine Rowan
Corporate Responsibility Coordinator, Maryknoll Sisters
766 Brady Ave., Apt. 635
Bronx, NY 10462
rowan@bcstweb.net
Phone 718-822-0820
Fax 718-504-4787

Mary Louise Weber
Assistant General Counsel


verizon

One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

December 28, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2013 Annual Meeting
Shareholder Proposal of The Maryknoll Sisters of St. Dominic, Inc., Catholic Health East, the Benedictine Sisters of Virginia, The Congregation of Divine Providence, Inc., and First Affirmative Financial Network LLC (on behalf of Mark Demanes), as co-filers

Ladies and Gentlemen:

I am writing on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon" or the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, Verizon may exclude the shareholder proposal (the "Proposal") submitted by The Maryknoll Sisters of St. Dominic, Inc., Catholic Health East, the Benedictine Sisters of Virginia, The Congregation of Divine Providence, Inc., and First Affirmative Financial Network LLC, on behalf of Mark Demanes (collectively, the "Proponents"), from the proxy materials to be distributed by Verizon in connection with its 2013 annual meeting of shareholders (the "2013 proxy materials"). The Proponents have designated The Maryknoll Sisters of St. Dominic, Inc. as the lead filer. Copies of the submissions are included in Exhibit A hereto.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being sent by overnight courier to each of the Proponents as notice of Verizon's intent to omit the Proposal from Verizon's 2013 proxy materials.

I. The Proposal

The Proposal is titled, "Reducing Health Hazards from Manufacturing and Recycling Lead Batteries," and contains the following resolution:

> *Shareholders request that the Board of Directors report to shareholders, by November 1, 2013 on options for policies and practices our company can adopt to reduce the occupational and community health hazards from manufacturing and recycling lead batteries in the company's supply chain. Such a report would be prepared at reasonable cost and omitting confidential information such as proprietary or legally prejudicial data.*

The supporting statement contained in the Proposal further specifies that the report "should address such questions as how the company tracks shipments of used batteries to recycling facilities, how to ensure that used batteries are not being shipped to recycling facilities with pollution and occupational safety controls that are less strict than those that would be applicable in the United states; and what mechanisms are used by the company (such as company auditors, or third-party auditors or certifications) to assess supplier/recycler performance against such environmental and occupational performance standards."

II. The Proposal may be excluded under Rule 14a-8(i)(7) because it deals with a matter relating to Verizon's ordinary business operations.

Verizon believes that the Proposal may be properly omitted from its 2013 proxy material under Rule 14a-8(i)(7), which permits a company to omit a shareholder proposal from its proxy materials if it deals with a matter relating to the company's ordinary business operations. In Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission explained that the policy underlying Rule 14a-8(i)(7) is to confine the resolution of ordinary business problems to management and the board of directors. This underlying policy rests on two considerations. The first consideration relates to the subject matter of the proposal and recognizes that certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that these tasks could not, as a practical matter, be subject to direct shareholder oversight. The second consideration relates to the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders would not be in a position to make an informed judgment.

In Exchange Act Release No. 34-20091 (August 16, 1983), the Commission took the position that, in determining whether a proposal requesting a report on specific aspects of a company's business is excludable under Rule 14a-8(i)(7), the Staff will consider whether the underlying subject matter of the report involves ordinary business matters.

By way of background, Verizon is a global leader in delivering broadband and other wireless and wireline communication services to consumer, business, government and wholesale customers. Verizon uses lead-acid batteries in its operations, primarily as a back-up power source in data centers, cellular telephone sites and other facilities. Lead batteries are also used in Verizon's vehicles. Verizon does not manufacture lead-acid batteries; it purchases lead-acid batteries from manufacturers and other suppliers for use in its operations. Nor does Verizon itself recycle lead-acid batteries; it engages suppliers to manage the disposal (including removal, transport, storage and recycling) of lead-acid batteries used in its operations once they have reach the end of their useful lives. Verizon has long recognized the importance of taking steps to responsibly address the management, disposition and recycling of equipment, including lead-acid batteries that have reached the end of their useful lives. As a result, Verizon has adopted comprehensive practices and procedures intended to assure responsible management of out-of-service equipment in compliance with applicable laws. These practices include periodic audits of all recycling vendors and facilities to assess compliance with laws and Verizon's Code of Supplier Conduct. Verizon has also implemented a tracking system to assure that lead batteries are recycled only at designated facilities. Verizon periodically updates its policies and practices to comply with evolving legal requirements and as the Company discovers improved means to assure the proper management of equipment that has reached the end of its useful life.

For the reasons discussed below, Verizon believes that the Proposal may be properly excluded from its 2013 proxy materials pursuant to Rule 14a-8(i)(7) because the Proposal relates to Verizon's ordinary business operations.

A. The Proposal relates to Verizon's supplier relationships.

Because the Proposal relates to lead batteries in its supply chain, Verizon believes that the Proposal is excludable pursuant to Rule 14a-8(i)(7) as relating to its ordinary business operations, specifically its decisions regarding its supplier relationships.

In the 1998 Release, The Commission stated that examples of ordinary business matters excludable under Rule 14a-8(i)(7) include "the management of the workforce, such as the hiring, promotion and termination of employees, decisions on productions quality and quantity, and *the retention of suppliers.*" [emphasis added]. In *Kraft Foods, Inc.* (February 23, 2012), the company sought to exclude a proposal requesting a report detailing ways in which the company was assessing water risk to its agricultural supply chain. The Staff concurred that the proposal could be excluded pursuant to Rule 4a-8(i)(7) on ordinary business grounds as relating to "decisions relating to supplier relationships." Other recent letters in which the Staff has concurred in the exclusion of proposals as relating to supplier relationships include the following:

- *The Southern Company* (January 19, 2011) (concurring in the exclusion of a proposal requesting the company to purchase a very high percentage of "Made in USA" goods and services, noting that the proposal related to decisions relating to supplier relationships);

- *Alaska Air Group, Inc.* (March 8, 2010) (concurring in the exclusion of a proposal requesting a report disclosing the maintenance and security standards used by contract repair stations that perform aircraft maintenance for the company and the company's procedures for overseeing the maintenance performed by contract repair stations on the grounds that the proposal concerned decisions relating to vendor relationships);

- *Tyson Foods, Inc.* (November 25, 2009) (concurring in the exclusion of a proposal requesting a policy for both the company's own hog production and its contract suppliers of hogs to phase out the routine use of animal feeds that contain certain antibiotics and to implement certain animal raising practices as relating to the company's ordinary business operations, specifically the choice of production methods and decisions relating to supplier relationships);

- *Dean Food Co.* (March 9, 2007) (concurring in the exclusion of a proposal requesting that an independent committee review the company's policies and procedures for its organic dairy products and report to shareholders on the adequacy of the policies and procedures to protect the company's brands and reputation and address consumer and media criticism as relating to the company's ordinary business operations, specifically customer relations an decisions relating to supplier relationships).

Consistent with these precedents, Verizon believes that the Proposal is excludable on ordinary business grounds because it relates to Verizon's management of and decisions with respect to its supply chain. The Proposal requests a report on options for policies and practices that Verizon can adopt to reduce the occupational and community health hazards from manufacturing and recycling lead batteries in Verizon's supply chain. The Proposal relates to Verizon's management of its supply chain and its relationships with its suppliers. Verizon's decisions with respect to its suppliers involve numerous factors, including cost, reliability and quality of service and products, geography and logistics, legal and regulatory compliance, diversity and ethics. Moreover, Verizon regularly analyzes its suppliers and considers way to mitigate the risk, and increase efficiency, of its supply chain. Thus, management of Verizon's supply chain is a critical and integral part of Verizon's day-to-day business operations.

B. The Proposal does not focus on a significant policy issue.

In the 1998 Release, the Commission stated that proposals relating to ordinary business matters but focusing on sufficiently significant policy issues generally would not be excludable, because the proposals would "transcend the day-to-day business matters and raise policy issues so significant that it would appropriate for a shareholder vote." Verizon recognizes that the health and environmental impacts of lead battery manufacturing and recycling are important issues. However, Verizon does not believe that the specific focus of the Proposal – the occupational and community health hazards of manufacturing and recycling lead batteries in Verizon's supply chain – has been the subject of consistent widespread public debate such that it rises to the level of a significant policy issue for purposes of Rule 14a-8(i)(7), nor is Verizon aware of any letters in which the Staff has taken that position. Since the Proposal relates to an ordinary business matter and does not focus on a significant policy issue, Verizon believes that it may be properly excluded from Verizon's 2013 proxy material under Rule 14a-8(i)(7).

III. Conclusion.

Verizon believes that the Proposal may be properly omitted from its 2013 proxy material under Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations. Accordingly, Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from its 2013 proxy materials.

Verizon requests that the Staff email a copy of its determination of this matter to the undersigned at mary.l.weber@verizon.com.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,



Mary Louise Weber
Assistant General Counsel

Enclosures
cc: The Maryknoll Sisters of St. Dominic Inc.
Catholic Health East
Benedictine Sisters of Virginia
The Congregation of Divine Providence Inc.
Mark Demanes c/o First Affirmative Financial Network LLC

Exhibit A


MARYKNOLL SISTERS

P.O. Box 311
Maryknoll, New York 10545-0311
Tel. (914)-941-7575

November 8, 2012

Mr. Lowell C. McAdam, Chairman & CEO
Verizon Communications, Inc.
ATTN: Assistant Corporate Secretary
Verizon Communications, Inc.
140 West Street, 29th Floor
New York, NY 10007

Dear Mr. McAdam,

The Maryknoll Sisters of St. Dominic, Inc. are the beneficial owners of at least $2,000 worth of Verizon Communications, Inc. stock. The Maryknoll Sisters have held the shares continuously for over one year and intend to hold them until after the annual meeting. A letter of verification of ownership is enclosed.

On September 21, 2012, I wrote to you on behalf of the Maryknoll Sisters requesting information on Verizon Communications' lead purchasing and recycling practices. As you may know, there are many published articles and media reports of lead poisoning incidents in communities in Mexico, China and other developing countries. As shareholders, we believe it is in our company's best interests to track the fate of used lead batteries generated from operations and to ensure that these batteries are properly recycled in appropriately licensed facilities that meet stringent environmental standards.

Unfortunately, I did not receive a response to my query, and therefore am submitting the enclosed proposal.

I am hereby authorized to notify you of our intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting, and I thereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

I will be the contact person for this proposal, representing the Maryknoll Sisters. We look forward to discussing this issue with you at your earliest convenience.

Sincerely,



Catherine Rowan
Corporate Responsibility Coordinator
Maryknoll Sisters
work address:
766 Brady Ave, Apt. 635
Bronx, NY 10462
rowan@bestweb.net
718-822-0820

Reducing Health Hazards from Manufacturing and Recycling Lead Batteries

Whereas, the neurotoxic and developmental impacts of lead have been well-established for decades, leading to global action to eliminate lead in paint and gasoline;

Whereas lead battery production accounts for over 80 percent of global lead consumption and almost all used lead batteries are recycled, regardless of whether they are used in the United States or elsewhere around the globe;

Whereas the New York Times reported in December 2011 high levels of community and occupational exposures around lead battery recycling plants in Mexico. Mexico receives 20% of the United States' used batteries;[1]

Whereas the North American Commission on Environmental Cooperation (CEC) under the North American Free Trade Agreement (NAFTA) framework initiated an independent investigation "Environmental Hazards of the Transboundary Movement and Recycling of Spent Lead-Acid Batteries" in January 2012;[2]

Whereas Verizon Communications uses large numbers of lead batteries to support its data center operations and in other operations;

Whereas, lead battery recycling outside the United States endangers public health in part because of a lack of rigorous government controls in those countries. In contrast, new regulations in the US have prompted companies to reduce emissions from lead battery recycling;

Whereas proponents further believe that poor management of batteries in our company's supply chain can pose reputational and legal risks to our company; and

Whereas proponents believe it is in our company's interest to track the fate of used lead batteries generated from operations and to ensure that batteries are properly recycled in appropriately licensed facilities that meet stringent environmental and occupational safety standards.

Therefore be it resolved:

Shareholders request that the Board of Directors report to shareholders, by November 1, 2013 on options for policies and practices our company can adopt to reduce the occupational and community health hazards from manufacturing and recycling lead batteries in the company's supply chain. Such a report would be prepared at reasonable cost and omitting confidential information such as proprietary or legally prejudicial data.

Supporting Statement. Proponents believe that a report should address such questions as how the company tracks shipments of used batteries to recycling facilities, how to ensure that used batteries are not being shipped to recycling facilities with pollution and occupational safety controls that are less strict than those that would be applicable in the United States; and what mechanisms are used by the company (such as company auditors, or third-party auditors or certifications) to assess supplier/recycler performance against such environmental and occupational performance standards.

---

[1] http://www.nytimes.com/2011/12/09/science/earth/recycled-battery-lead-puts-mexicans-in-danger.html?pagewanted=all

[2] http://www.cec.org/Page.asp?PageID=751&SiteNodeID=1075



CATHOLIC HEALTH EAST

Treasury MS 222
3805 West Chester Pike, Ste. 100
Newtown Square, PA 19073-2329
kcoll@che.org
610-355-2035 fax 610-355-2050

November 8, 2012

Mr. Lowell C. Mc Adam, Chairman & CEO
Verizon Communications, Inc.
ATTN: Assistant Corporate Secretary
Verizon Communications, Inc.
140 West Street, 29th Floor
New York, NY 10007

Dear Mr. Mc Adam,

RE: Shareholder Proposal for 2013 Annual Meeting

Dear Ms. Rometty,

Catholic Health East, one of the largest Catholic health care systems in the U.S. is a long-term, faith-based shareowner of Verizon Communications, Inc. Catholic Health East seeks to reflect its Mission and Core Values while looking for social, environmental as well as financial accountability in its investments.

We are concerned about the published articles and media reports of lead poisoning incidents in communities in developing countries. As a healthcare system and as a shareholder, we believe it is in our company's best interests to track the fate of used lead batteries generated from operations and to ensure that these batteries are properly recycled in appropriately licensed facilities that meet stringent environmental standards.

Other concern we have is that Catherine Rowan's September letter to Verizon never received a response. Therefore, Catholic Health East is co-filing the proposal, *Reducing Health Hazards from Manufacturing and Recycling Lead Batteries*, with the primary filer, Maryknoll Sisters of St. Dominic, Inc. represented by Catherine Rowan. We authorize Catherine Rowan to withdraw the resolution on our behalf when appropriate.

Enclosed is the resolution for consideration and action by the shareholders at the next meeting. I hereby submit it for inclusion in the proxy statement in accordance with Rule 14 a-8 of the general rules and regulations of the Security and Exchange Act of 1934.

Catholic Health East is beneficial owner of at least $2,000 worth of Verizon Communications, Inc. stock. We have held these shares continuously for more than one year and will continue to hold at least $2,000 of stock until after the 2013 shareholder meeting. The verification of our ownership position will be provided by our custodian, BNY Mellon and will follow under separate cover.

Catholic Health East remains open to productive dialogue which could lead to a withdrawal of the resolution. Thank you for your attention to this matter.

Sincerely,



Sr. Kathleen Coll
Administrator, Shareholder Advocacy

cc: Catherine Rowan, Maryknoll Sisters of St. Dominic
Interfaith Center on Corporate Responsibility

Reducing Health Hazards from Manufacturing and Recycling Lead Batteries

Whereas, the neurotoxic and developmental impacts of lead have been well-established for decades, leading to global action to eliminate lead in paint and gasoline;

Whereas lead battery production accounts for over 80 percent of global lead consumption and almost all used lead batteries are recycled, regardless of whether they are used in the United States or elsewhere around the globe;

Whereas the New York Times reported in December 2011 high levels of community and occupational exposures around lead battery recycling plants in Mexico. Mexico receives 20% of the United States' used batteries;[1]

Whereas the North American Commission on Environmental Cooperation (CEC) under the North American Free Trade Agreement (NAFTA) framework initiated an independent investigation "Environmental Hazards of the Transboundary Movement and Recycling of Spent Lead-Acid Batteries" in January 2012;[2]

Whereas Verizon Communications uses large numbers of lead batteries to support its data center operations and in other operations;

Whereas, lead battery recycling outside the United States endangers public health in part because of a lack of rigorous government controls in those countries. In contrast, new regulations in the US have prompted companies to reduce emissions from lead battery recycling;

Whereas proponents further believe that poor management of batteries in our company's supply chain can pose reputational and legal risks to our company; and

Whereas proponents believe it is in our company's interest to track the fate of used lead batteries generated from operations and to ensure that batteries are properly recycled in appropriately licensed facilities that meet stringent environmental and occupational safety standards.

Therefore be it resolved:

Shareholders request that the Board of Directors report to shareholders, by November 1, 2013 on options for policies and practices our company can adopt to reduce the occupational and community health hazards from manufacturing and recycling lead batteries in the company's supply chain. Such a report would be prepared at reasonable cost and omitting confidential information such as proprietary or legally prejudicial data.

Supporting Statement. Proponents believe that a report should address such questions as how the company tracks shipments of used batteries to recycling facilities, how to ensure that used batteries are not being shipped to recycling facilities with pollution and occupational safety controls that are less strict than those that would be applicable in the United States; and what mechanisms are used by the company (such as company auditors, or third-party auditors or certifications) to assess supplier/recycler performance against such environmental and occupational performance standards.

---

1 http://www.nytimes.com/2011/12/09/science/earth/recycled-battery-lead-puts-mexicans-in-danger.html?pagewanted=all

2 http://www.cec.org/Page.asp?PageID=751&SiteNodeID=1075



Benedictine Sisters of Virginia

Saint Benedict Monastery • 9535 Linton Hall Road • Bristow, Virginia 20136-1217 • (703) 361-0106

November 13, 2012

William L. Horton, Jr.
Senior Vice President, Deputy General Counsel and Corporate Secretary
Verizon Communications Inc.
140 West Street
New York, New York 10007

Dear Mr. Horton:

I am writing you on behalf of the Benedictine Sisters of Virginia to co-file the stockholder resolution on Reducing Health Hazards from Manufacturing and Recycling Lead Batteries. In brief, the proposal states: Resolved:
Shareholders request that the Board of Directors report to shareholders, by November 1, 2013 on options for policies and practices IBM can adopt to reduce the occupational and community health hazards from manufacturing and recycling lead batteries in the company's supply chain. Such a report would be prepared at reasonable cost and omitting confidential information such as proprietary or legally prejudicial data.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Maryknoll Sisters. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2013 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 2500 shares of Verizon stock and intend to hold $2,000 worth through the date of the 2013 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be Cathy Rowan of the Maryknoll Sisters at 718-822-0820 or at rowan@bestweb.net. Cathy Rowan as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,

Sister Henry Marie Zimmermann, OSB

Sister Henry Marie Zimmermann, OSB
Assistant Treasurer

Reducing Health Hazards from Manufacturing and Recycling Lead Batteries

Whereas, the neurotoxic and developmental impacts of lead have been well-established for decades, leading to global action to eliminate lead in paint and gasoline;

Whereas lead battery production accounts for over 80 percent of global lead consumption and almost all used lead batteries are recycled, regardless of whether they are used in the United States or elsewhere around the globe;

Whereas the New York Times reported in December 2011 high levels of community and occupational exposures around lead battery recycling plants in Mexico. Mexico receives 20% of the United States' used batteries;[1]

Whereas the North American Commission on Environmental Cooperation (CEC) under the North American Free Trade Agreement (NAFTA) framework initiated an independent investigation "Environmental Hazards of the Transboundary Movement and Recycling of Spent Lead-Acid Batteries" in January 2012;[2]

Whereas IBM uses large numbers of lead batteries to support to its data center operations and in other operations;

Whereas, lead battery recycling outside the United States endangers public health in part because of a lack of rigorous government controls in those countries. In contrast, new regulations in the US have prompted companies to reduce emissions from lead battery recycling;

Whereas proponents further believe that poor management of batteries in our company's supply chain can pose reputational and legal risks to our company; and

Whereas proponents believe it is in our company's interest to track the fate of used lead batteries generated from operations and to ensure that batteries are properly recycled in appropriately licensed facilities that meet stringent environmental and occupational safety standards.

Therefore be it resolved:

Shareholders request that the Board of Directors report to shareholders, by November 1, 2013 on options for policies and practices IBM can adopt to reduce the occupational and community health hazards from manufacturing and recycling lead batteries in the company's supply chain. Such a report would be prepared at reasonable cost and omitting confidential information such as proprietary or legally prejudicial data.

Supporting Statement. Proponents believe that a report should address such questions as how the company tracks shipments of used batteries to recycling facilities, how to ensure that used batteries are not being shipped to recycling facilities with pollution and occupational safety controls that are less strict than those that would be applicable in the United States; and what mechanisms are used by the company (such as company auditors, or third-party auditors or certifications) to assess supplier/recycler performance against such environmental and occupational performance standards.

---

[1] http://www.nytimes.com/2011/12/09/science/earth/recycled-battery-lead-puts-mexicans-in-danger.html?pagewanted=all

[2] http://www.cec.org/Page.asp?PageID=751&SiteNodeID=1075

CONGREGATION OF DIVINE PROVIDENCE
SAN ANTONIO, TEXAS

November 14, 2012

William L. Horton, Jr.
Senior Vice President, Deputy General Counsel and Corporate Secretary
Verizon Communications Inc.
140 West Street
New York, New York 10007

Dear Mr. Horton:

I am writing you on behalf of the Congregation of Divine Providence, Inc. to co-file the stockholder resolution on Reducing Health Hazards from Manufacturing and Recycling Lead Batteries. In brief, the proposal states: Resolved: Shareholders request that the Board of Directors report to shareholders, by November 1, 2013 on options for policies and practices IBM can adopt to reduce the occupational and community health hazards from manufacturing and recycling lead batteries in the company's supply chain. Such a report would be prepared at reasonable cost and omitting confidential information such as proprietary or legally prejudicial data.
I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Maryknoll Sisters. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2013 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of **$2000 worth** of Verizon stock and intend to hold $2,000 worth through the date of the 2013 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be Cathy Rowan of the Maryknoll Sisters at 718-822-0820 or at rowan@bestweb.net. Cathy Rowan as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,



Sr. Patricia Regan
Treasurer
pregan@cdptexas.org
210-587-1150
210-431-9965 (fax)

Reducing Health Hazards from Manufacturing and Recycling Lead Batteries

Whereas, the neurotoxic and developmental impacts of lead have been well-established for decades, leading to global action to eliminate lead in paint and gasoline;

Whereas lead battery production accounts for over 80 percent of global lead consumption and almost all used lead batteries are recycled, regardless of whether they are used in the United States or elsewhere around the globe;

Whereas the New York Times reported in December 2011 high levels of community and occupational exposures around lead battery recycling plants in Mexico. Mexico receives 20% of the United States' used batteries;[1]

Whereas the North American Commission on Environmental Cooperation (CEC) under the North American Free Trade Agreement (NAFTA) framework initiated an independent investigation "Environmental Hazards of the Transboundary Movement and Recycling of Spent Lead-Acid Batteries" in January 2012;[2]

Whereas IBM uses large numbers of lead batteries to support to its data center operations and in other operations;

Whereas, lead battery recycling outside the United States endangers public health in part because of a lack of rigorous government controls in those countries. In contrast, new regulations in the US have prompted companies to reduce emissions from lead battery recycling;

Whereas proponents further believe that poor management of batteries in our company's supply chain can pose reputational and legal risks to our company; and

Whereas proponents believe it is in our company's interest to track the fate of used lead batteries generated from operations and to ensure that batteries are properly recycled in appropriately licensed facilities that meet stringent environmental and occupational safety standards.

Therefore be it resolved:

Shareholders request that the Board of Directors report to shareholders, by November 1, 2013 on options for policies and practices IBM can adopt to reduce the occupational and community health hazards from manufacturing and recycling lead batteries in the company's supply chain. Such a report would be prepared at reasonable cost and omitting confidential information such as proprietary or legally prejudicial data.

Supporting Statement. Proponents believe that a report should address such questions as how the company tracks shipments of used batteries to recycling facilities, how to ensure that used batteries are not being shipped to recycling facilities with pollution and occupational safety controls that are less strict than those that would be applicable in the United States; and what mechanisms are used by the company (such as company auditors, or third-party auditors or certifications) to assess supplier/recycler performance against such environmental and occupational performance standards.

---

[1] http://www.nytimes.com/2011/12/09/science/earth/recycled-battery-lead-puts-mexicans-in-danger.html?pagewanted=all

[2] http://www.cec.org/Page.asp?PageID=751&SiteNodeID=1075



First Affirmative
Financial Network, LLC

Investing for a Sustainable Future

November 9, 2012

Mr. Lowell C. McAdam, Chairman & CEO
Verizon Communications, Inc.
ATTN: Assistant Corporate Secretary
Verizon Communications, Inc.
140 West Street, 29th Floor
New York, NY 10007

RE: Shareowner Resolution Addressing Lead Battery Management

Dear Mr. McAdam,

First Affirmative Financial Network, LLC is a United States based investment management firm with approximately $740 million in assets under management. We hold more than 22,000 shares of Verizon Communications, Inc. (Verizon) common stock on behalf of clients who ask us to integrate their values with their investment portfolios.

First Affirmative, acting on behalf of client Mark Demanes, joins Maryknoll Sisters to co-file the enclosed shareholder resolution with Verizon. We support the inclusion of this proposal in the 2013 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

Per Rule 14a-8, Mark Demanes holds more than $2,000 of Verizon common stock, acquired more than one year prior to date of this filing and held continuously for that time. Mr. Demanes intends to remain invested in this position continuously through the date of the 2013 annual meeting.

Verification of ownership will be forwarded under separate cover by DTC participant custodian Folio Institutional (Folio*fn* Investments, Inc.)

Maryknoll Sisters is authorized to negotiate on our behalf, to include withdrawing the resolution if appropriate. Maryknoll Sisters will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

Please direct any further communications to the lead filer:

Catherine Rowan
Maryknoll Sisters
766 Brady Ave, Apt. 635
Bronx, NY 10462
rowan@bestweb.net 718-822-0820

November 7. 2012

Mark Demanes
100 Prospect Street
Seattle, WA 98109-3659

Mr. Lowell C. McAdam. Chairman & CEO
Verizon Communications, Inc.
ATTN: Assistant Corporate Secretary
Verizon Communications, Inc.
140 West Street, 29th Floor
New York. NY 10007

Dear Mr. McAdam.

I hereby authorize First Affirmative Financial Network. LLC to co- file a resolution on my behalf with Verizon Communications, Inc. addressing policies and practices our company can adopt to reduce the occupational and community health hazards from manufacturing and recycling lead batteries in the company's supply chain. I own approximately 660 shares of Verizon Communications, Inc.. and have held shares worth more than $2,000 for at least one year as of the filing date of this resolution. I intend to hold at least $2,000 of these shares in the company through the date of the annual meeting in 2013.

Verification of ownership will be sent under separate cover by Folio Institutional (Foliofn Investments, Inc).

I specifically give First Affirmative Financial Network. LLC full authority to deal, on my behalf, with all aspects of this shareholder resolution. I understand that my name may appear on the proxy statement as a filer of this shareholder resolution.

Sincerely.



Mark Demanes

Reducing Health Hazards from Manufacturing and Recycling Lead Batteries

Whereas, the neurotoxic and developmental impacts of lead have been well-established for decades, leading to global action to eliminate lead in paint and gasoline;

Whereas lead battery production accounts for over 80 percent of global lead consumption and almost all used lead batteries are recycled, regardless of whether they are used in the United States or elsewhere around the globe;

Whereas the New York Times reported in December 2011 high levels of community and occupational exposures around lead battery recycling plants in Mexico. Mexico receives 20% of the United States' used batteries;[1]

Whereas the North American Commission on Environmental Cooperation (CEC) under the North American Free Trade Agreement (NAFTA) framework initiated an independent investigation "Environmental Hazards of the Transboundary Movement and Recycling of Spent Lead-Acid Batteries" in January 2012;[2]

Whereas Verizon Communications uses large numbers of lead batteries to support its data center operations/communication towers and in other operations;

Whereas, lead battery recycling outside the United States endangers public health in part because of a lack of rigorous government controls in those countries. In contrast, new regulations in the US have prompted investments to reduce emissions from lead battery recycling;

Whereas proponents further believe that poor management of batteries in our company's supply chain can pose reputational and legal risks to our company; and

Whereas proponents believe it is in our company's interest to track the fate of used lead batteries generated from operations and to ensure that batteries are properly recycled in appropriately licensed facilities that meet stringent environmental and occupational safety standards.

Therefore be it resolved:

Shareholders request that the Board of Directors report to shareholders, by November 1, 2013 on options for policies and practices our company can adopt to reduce the occupational and community health hazards from manufacturing and recycling lead batteries in the company's supply chain. Such a report would be prepared at reasonable cost and omitting confidential information such as proprietary or legally prejudicial data.

Supporting Statement. Proponents believe that a report should address such questions as how the company tracks shipments of used batteries to recycling facilities, how to ensure that used batteries are not being shipped to recycling facilities with pollution and occupational safety controls that are less strict than those that would be applicable in the United States; and what mechanisms are used by the company (such as company auditors, or third-party auditors or certifications) to assess supplier/recycler performance against such environmental and occupational performance standards.

---

[1] http://www.nytimes.com/2011/12/09/science/earth/recycled-battery-lead-puts-mexicans-in-danger.html?pagewanted=all

[2] http://www.cec.org/Page.asp?PageID=751&SiteNodeID=1075